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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of:  JANUARY 28, 2002

                               GIVEN IMAGING LTD.
               (Exact name of registrant as specified in charter)

                    2 HA'CARMEL STREET, YOQNEAM 20692, ISRAEL
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

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                               GIVEN IMAGING LTD.

The following exhibits are filed as part of this Form 6-K:

EXHIBIT           DESCRIPTION
-------           -----------

99.1(A) Press release dated January 28, 2002, entitled "Given Imaging Announces Fourth Quarter and Year End Results."

99.2(B) Press release dated January 28, 2002, entitled "Given Imaging Ltd. Files Registration Statement for Proposed Public Offering of Ordinary Shares."

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GIVEN IMAGING LTD.


Date: January 28, 2002                     By: /S/ DR. GAVRIEL MERON
                                               --------------------------------
                                               Name:  Dr. Gavriel Meron
                                               Title: President and
                                                      Chief Executive Officer